Exhibit 21.1

Subsidiaries of the Registrant as of December 31, 2022

Entity Name	Jurisdiction of Incorporation
Cheniere Corpus Christi Pipeline, L.P.	Delaware
Corpus Christi Liquefaction, LLC	Delaware
Corpus Christi Pipeline GP, LLC	Delaware